UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G/A

(Amendment No. 04)

(Rule 13d-102)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO RULES 13d-1(b), (c), AND (d) AND AMENDMENTS THERETO FILED

PURSUANT TO RULE 13d-2(b)

THE GLIMPSE GROUP, INC.
(Name of Issuer)

Common Stock, $.001 par value
(Title of Class of Securities)

37892C 106
(CUSIP Number)

December 14, 2022
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)
☒	Rule 13d-1(c)
☐	Rule 13d-1(d)

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 37892C 106

1	NAME OF REPORTING PERSON

Braden Ferrari
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) [ ]
(b) [ ]

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER

65,139
	6	SHARED VOTING POWER

686,039 (1)
	7	SOLE DISPOSITIVE POWER

65,139
	8	SHARED DISPOSITIVE POWER

686,039 (1)

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

751,178
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	[ ]

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

5.53% (2)
12	TYPE OF REPORTING PERSON

IN

(1)	These shares are owned by Gilded Conquest LLC which is an entity managed by Mr. Ferrari.
(2)	This percentage is calculated based on 13,595,734 shares of the Issuer’s common stock outstanding, as set forth in the Issuer’s Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on November 14, 2022.

CUSIP No. 37892C 106

1	NAME OF REPORTING PERSON

Gilded Conquest LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) [ ]
(b) [ ]

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

New Hampshire

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER

0
	6	SHARED VOTING POWER

686,039
	7	SOLE DISPOSITIVE POWER

0
	8	SHARED DISPOSITIVE POWER

686,039

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

686,039
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	[ ]

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

5.05%(1)
12	TYPE OF REPORTING PERSON

CO

(1)	This percentage is calculated based on 13,595,734 shares of the Issuer’s common stock outstanding, as set forth in the Issuer’s Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on November 14, 2022.

CUSIP No. 37892C 106

Explanatory Note

This Amendment No. 4 amends and restates the statement on Schedule 13G filed with the SEC on July 14, 2021 (the “Original Filing”), as amended by Amendment No. 1, filed with the SEC on July 21, 2021, Amendment No. 2, filed with the SEC on August 26, 2021, and Amendment No. 3 filed with the SEC on May 20, 2022.

This Amendment No. 4 is being filed to reflect that Braden Ferrari has acquired 17,707 shares of the Issuer’s common stock.

Item 1(a).	Name of Issuer:

THE GLIMPSE GROUP, INC., a Nevada corporation.

Item 1(b).	Address of Issuer’s Principal Executive Offices:

15 WEST 38TH ST, 9TH FLOOR, NEW YORK, NY, 10018

Item 2(a).

Name of Person Filing

This Schedule 13G is being jointly filed by Braden Ferrari (“Ferrari”) and Gilded Conquest LLC (“Gilded”) (an entity managed by Braden Ferrari) each of the foregoing is referred to as a “Reporting Person” and collectively as the “Reporting Persons.”

Item 2(b).	Address of Principal Business Office or, if None, Residence Braden Ferrari c/o Gilded Conquest LLC 199 Lincoln Avenue, Portsmouth, NH 03801

Item 2(c).	Citizenship

Braden Ferrari: United States

Gilded Conquest LLC: New Hampshire

CUSIP No. 37892C 106

Item 2(d).	Title of Class of Securities:

Common Stock, $.001 par value.

Item 2(e).	CUSIP Number:

37892C 106

Item 3.	If This Statement is Filed Pursuant to Rule 13d-1(b), or 13d-2(b) or (c), Check Whether the Person Filing is a:

	/x/	Not applicable.

(a)	/ /	Broker or dealer registered under Section 15 of the Exchange Act.

(b)	/ /	Bank as defined in Section 3(a)(6) of the Exchange Act.

(c)	/ /	Insurance company as defined in Section 3(a)(19) of the Exchange Act.

(d)	/ /	Investment company registered under Section 8 of the Investment Company Act.

(e)	/ /	An investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E).

(f)	/ /	An employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F).

(g)	/ /	A parent holding company or control person in accordance with Rule 13d-1(b)(1)(ii)(G).

(h)	/ /	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act.

(i)	/ /	A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act.

(j)	/ /	A non-U.S. institution in accordance with Rule 13d-1(b)(1)(ii)(J).

(k)	/ /	Group, in accordance with Rule 240.13d-1(b)(1)(ii)(K).

If filing as a non-U.S. institution in accordance with Rule 240.13d-1(b)(1)(ii)(J), please specify the type of institution:

CUSIP No. 37892C 106

Item 4.	Ownership

Reporting Person has effected the following transactions in the Shares over the last 60 days:

Date	Action	Quantity	Price
12/16/2022	Buy	900	$3.57
12/16/2022	Buy	100	$3.67
12/16/2022	Buy	25	$3.72
12/16/2022	Buy	13	$3.81
12/16/2022	Buy	12	$3.81
12/16/2022	Buy	100	$3.79
12/16/2022	Buy	200	$3.79
12/16/2022	Buy	100	$3.85
12/16/2022	Buy	100	$3.86
12/16/2022	Buy	65	$3.95
12/16/2022	Buy	35	$3.95
12/16/2022	Buy	100	$3.94
12/16/2022	Buy	49	$3.88
12/16/2022	Buy	50	$3.87
12/16/2022	Buy	1	$3.88
12/16/2022	Buy	100	$3.97
12/16/2022	Buy	200	$3.97
12/16/2022	Buy	50	$3.90
12/16/2022	Buy	100	$3.91
12/16/2022	Buy	100	$3.92

12/16/2022	Buy	100	$3.93
12/16/2022	Buy	7	$3.94
12/16/2022	Buy	93	$3.94
12/16/2022	Buy	500	$4.00
12/16/2022	Buy	500	$3.95
12/16/2022	Buy	49	$3.99
12/16/2022	Buy	50	$3.96
12/16/2022	Buy	12	$3.98
12/16/2022	Buy	38	$3.98
12/16/2022	Buy	1	$3.99
12/16/2022	Buy	50	$4.00
12/16/2022	Buy	100	$4.05
12/15/2022	Buy	66	$3.96
12/15/2022	Buy	84	$3.94
12/15/2022	Buy	100	$3.96
12/15/2022	Buy	1,100	$3.94
12/15/2022	Buy	100	$3.84
12/15/2022	Buy	55	$3.84
12/15/2022	Buy	100	$3.87
12/15/2022	Buy	900	$3.87
12/15/2022	Buy	25	$3.70
12/15/2022	Buy	2	$3.69
12/15/2022	Buy	50	$3.70
12/15/2022	Buy	25	$3.71
12/15/2022	Buy	25	$3.74
12/15/2022	Buy	25	$3.80
12/15/2022	Buy	50	$3.75
12/15/2022	Buy	25	$3.72
12/15/2022	Buy	24	$3.86
12/15/2022	Buy	1	$3.81
12/15/2022	Buy	24	$3.85
12/15/2022	Buy	1	$3.81
12/15/2022	Buy	24	$3.81
12/15/2022	Buy	1	$3.81
12/14/2022	Buy	1,000	$3.75
12/14/2022	Buy	1,000	$3.75
12/14/2022	Buy	1,000	$3.75

12/14/2022	Buy	70	$3.91
12/14/2022	Buy	52	$3.91
12/14/2022	Buy	128	$3.91
12/14/2022	Buy	710	$3.91
12/14/2022	Buy	40	$3.91
12/14/2022	Buy	48	$3.92
12/14/2022	Buy	60	$3.92
12/14/2022	Buy	70	$3.92
12/14/2022	Buy	322	$3.92
12/14/2022	Buy	60	$3.93
12/14/2022	Buy	70	$3.93
12/14/2022	Buy	370	$3.93
12/14/2022	Buy	20	$3.95
12/14/2022	Buy	80	$3.95
12/14/2022	Buy	400	$3.95
12/14/2022	Buy	800	$3.98
12/14/2022	Buy	200	$3.98
12/14/2022	Buy	34	$3.99
12/14/2022	Buy	66	$3.99
12/14/2022	Buy	400	$3.99
12/14/2022	Buy	1	$4.07
12/14/2022	Buy	31	$4.07
12/14/2022	Buy	80	$4.07
12/14/2022	Buy	160	$4.07
12/14/2022	Buy	500	$4.07
12/14/2022	Buy	484	$4.07
12/14/2022	Buy	475	$4.07
12/14/2022	Buy	65	$4.19
12/14/2022	Buy	62	$4.19
12/14/2022	Buy	240	$4.19
12/14/2022	Buy	633	$4.19
12/14/2022	Buy	13	$4.07
12/14/2022	Buy	15	$4.07
12/14/2022	Buy	500	$4.12
12/14/2022	Buy	557	$4.07
12/14/2022	Buy	184	$4.00

(a)	Amount beneficially owned:

751,178. Except with respect to 1,000,000 shares of Common Stock issued to Gilded as founder shares, of which 395,616 shares were subsequently transferred, all other shares were purchased with the Reporting Persons’ personal funds or working capital.

(b)	Percent of class:

Based upon 13,595,734 shares of the Issuer’s common stock outstanding, as set forth in the Issuer’s Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on November 14, 2022, the shares of the Issuer’s Common Stock beneficially owned by the Reporting Persons constitutes approximately 5.53% of the Common Stock of the Issuer as calculated in accordance with Rule 13d-3(d)(1).

(c)	Number of shares as to which such person has:

(i)	Sole power to vote or to direct the vote

65,139

(ii)	Shared power to vote or to direct the vote

751,178

(iii)	Sole power to dispose or to direct the disposition of

65,139

(iv)	Shared power to dispose or to direct the disposition of

751,178

Item 5.	Ownership of Five Percent or Less of a Class.

Not Applicable.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

The shares are beneficially owned by Gilded on behalf of Ferrari.

Item 7.	Identification and Classification of the Subsidiary That Acquired the Security Being Reported on by the Parent Holding Company or Control Person.

Not Applicable.

Item 8.	Identification and Classification of Members of the Group.

Not Applicable.

Item 9.	Notice of Dissolution of Group.

Not Applicable.

Item 10.	Certifications.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240.14a-11.

SIGNATURE

After reasonable inquiry and to the best of his knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: December 19, 2022

By:	/s/ Braden Ferrari
Braden Ferrari

GILDED CONQUEST LLC

By:	/s/ Braden Ferrari
Braden Ferrari
Manager

EXHIBIT INDEX

Exhibit 99.1 * Joint Filing Agreement

* Previously filed